Financial Statements of
                     FFP Operating Partners, L.P.,
                     a wholly owned subsidiary of
                      FFP Marketing Company, Inc.
              (with Independent Auditors' Report thereon)




             (These financial Statements are being filed as an exhibit to facilitate compliance with certain environmental regulatory requirements.)

INDEX TO FINANCIAL STATEMENTS



                                                                 Page
                                                                Number

Independent Auditors' Report                                      2
Balance Sheets as of December 27, 1998, and December 28, 1997 3 Statements of Operations for the Years Ended December 27,
  1998, December 28, 1997, and December 29, 1996                  4
Statements of Partners' Capital for the Years Ended
  December 27, 1998, December 28, 1997, and December  29,
  1996                                                            5
Statements of Cash Flows for the Years Ended December 27, 1998,
  December 28, 1997, and December 29, 1996                        6
Notes to Financial Statements                                     8

                          INDEPENDENT AUDITORS' REPORT



The Partners
FFP Operating Partners, L.P.:

            We have audited the financial statements of FFP Operating Partners, L.P. (a Delaware limited partnership) as listed in the accompanying index. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFP Operating Partners, L.P. as of December 27, 1998 and December 28, 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 27, 1998, in conformity with generally accepted accounting principles.





                                       KPMG  LLP

Fort Worth, Texas
March 30, 1999, except as to
the third  paragraph of Note 5,
which is as of April 12, 1999

                          FFP OPERATING PARTNERS, L.P.
                                 BALANCE SHEETS
                    DECEMBER 27, 1998, AND DECEMBER 28, 1997
                                 (In thousands)
                                                         1998     1997
                    ASSETS
Current Assets
   Cash and cash equivalents                              $8,648  $9,044
   Trade receivables, less allowance for doubtful
      accounts of $668 and $718 in 1998 and 1997,
      respectively                                         9,240   7,906
   Notes receivable, current portion                       1,078     737
   Notes receivable from affiliates, current portion       1,923     426
   Inventories                                            13,722  14,347
   Prepaid expenses and other current assets               1,176     586
      Total current assets                                35,787  33,046
Property and equipment, net                               27,064  25,905
Receivables from affiliated companies                     13,762  11,193
Notes receivable from affiliate                           13,058       0
Other assets, net                                          6,395   4,594
      Total Assets                                       $96,066 $74,738


               LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities
   Current installments of long-term debt                 $1,959  $1,208
   Current installments of obligations under capital
       leases                                                401     917
   Accounts payable                                       16,275  15,208
   Money orders payable                                   13,941  10,350
   Accrued expenses                                       13,407   8,983
   Payable to affiliated companies                           552   1,270
      Total current liabilities                           46,535  37,936
Long-term debt, excluding current installments            18,421  21,465
Obligations under capital leases, excluding current
  installments                                               955   3,110
Other liabilities                                          2,823   2,866
      Total Liabilities                                   68,734  65,377
Commitments and contingencies
Partners' Capital
    Limited partners' equity                              27,059  25,046
    General partner's equity                                 273     253
    Reduction for joint debt obligations                       0 (15,938)
      Total Partners' Capital                             27,332   9,361
      Total Liabilities and Partners' Capital            $96,066 $74,738



             See accompanying notes to financial statements.

                         FFP OPERATING PARTNERS, L.P.
                          STATEMENTS OF OPERATIONS
      YEARS ENDED DECEMBER 27, 1998, DECEMBER 28, 1997, AND DECEMBER 29, 1996
                               (In thousands)


                                         1998      1997      1996
Revenues
   Motor fuel                          $298,203  $294,097  $308,205
   Merchandise                           94,358    61,316    60,089
   Miscellaneous                          9,207     6,057     7,135
      Total Revenues                    401,768   361,470   375,429

Costs and Expenses
   Cost of motor fuel                   272,173   273,367   288,065
   Cost of merchandise                   64,968    42,987    42,503
   Direct store expenses                 44,154    27,944    26,710
   General and administrative expenses   13,408    10,446    10,712
   Depreciation and amortization          4,801     4,999     3,781
      Total Costs and Expenses          399,504   359,743   371,771

Operating Income                          2,264     1,727     3,658
   Interest Income                        1,663       706       655
   Interest Expense                       1,894     1,812     1,326

Net Income                               $2,033      $621    $2,987

Net income allocated to
    Limited partners                     $2,013      $615    $2,957
    General partner                          20         6        30



           See accompanying notes to financial statements.

                        FFP OPERATING PARTNERS, L.P.
                      STATEMENTS OF PARTNERS' CAPITAL
  YEARS ENDED DECEMBER 27, 1998, DECEMBER 28, 1997, AND DECEMBER 29, 1996
                              (In thousands)


                                                  Joint
                             Limited   General     Debt     Treasury
                             Partners  Partner Obligations   Units     Total


Balance, December 31, 1995   $30,987     $314      $0        $(269)   $31,032

Net income                     2,957       30       0            0      2,987

Balance, December 29, 1996    33,944      344       0         (269)    34,019

Net income                       615        6       0            0        621
Distribution to partners      (6,871)     (69)      0            0     (6,940)
Net assets distributed in
  restructuring transaction   (2,642)     (28)      0          269     (2,401)
Reduction of capital
  attributable to reporting
  of joint debt obligations
  in restructuring                 0        0 (15,938)           0    (15,938)

Balance, December 28, 1997    25,046      253 (15,938)           0      9,361

Increase in capital resulting
   from restructuring joint
   debt obligations                0        0  15,938            0     15,938
Net Income                     2,013       20       0            0      2,033

Balance, December 27, 1998   $27,059     $273      $0           $0    $27,332



           See accompanying notes to financial statements.

                        FFP OPERATING PARTNERS, L.P.
                          STATEMENTS OF CASH FLOWS
 YEARS ENDED DECEMBER 27, 1998, DECEMBER 28,1997, AND DECEMBER 29, 1996
                 (In thousands, except supplemental information)

                                                 1998         1997     1996
Cash Flows from Operating Activities
   Net income                                   $2,033        $621    $2,987
   Adjustments to reconcile net income to
    net cash provided by operating activities
      Depreciation and amortization              4,801       4,999     3,781
      Provision for doubtful accounts            1,868         131       326
      (Gain)/loss on sales of property and
        equipment                                   96        (254)       19
      (Gain) on sales of convenience store
        operations                                (445)        (30)   (1,778)
   Changes in operating assets and liabilities
      (Increase)/decrease in trade receivables  (3,202)        586    (1,121)
      (Increase)/decrease in inventories           625      (2,595)     (925)
      (Increase)/decrease in prepaid
        expenses and other operating assets       (590)       (184)      230
      Increase in accounts payable               1,067       1,784       940
      Increase in money orders payable           3,591       2,541     1,897
      Increase/(decrease) in accrued
        expenses and other liabilities           4,381       2,815      (790)
Net cash provided by operating activities       14,225      10,414     5,566

Cash Flows from Investing Activities
   Purchases of property and equipment          (5,803)    (14,123)   (6,205)
   Proceeds from sales of property and
        equipment                                   82       1,213        50
   Increase in receivables from
         affiliated companies                   (2,569)     (5,473)   (5,821)
   Increase in notes receivable from
        affiliates                             (14,555)          0         0
   Decrease in notes receivable                     12         846       540
   (Increase)/decrease in other assets          (2,044)        724       (73)
Net cash (used in) investing activities        (24,877)    (16,813)  (11,509)

Cash Flows from Financing Activities
   Borrowings/(payments) on revolving
        credit line, net                             0      (6,823)    2,820
   Proceeds from long-term debt                589,841     122,884     4,000
   Payments on long-term debt                 (576,196)   (109,563)   (2,033)
   Borrowings under capital lease
        obligations                                311       2,522     1,923
   Payments on capital lease obligations        (2,982)     (1,270)     (975)
   Advances (payments to)from affiliated
        companies                                 (718)        436       318
Net cash provided by financing activities       10,256       8,186     6,053

Net increase/(decrease) in cash and cash
  equivalents                                     (396)      1,787       110
Cash and cash equivalents at beginning of
  year                                           9,044       7,257     7,147
Cash and cash equivalents at end of year        $8,648      $9,044    $7,257


Supplemental Disclosure of Cash Flow Information

           Cash paid for interest during 1998, 1997, and 1996, was $1,862,000, $1,910,000, and $1,097,000, respectively.


Supplemental Schedule of Noncash Investing and Financing Activities

            During 1997, the Company distributed $6,940,000 to its partners, of which $6,871,000 was offset against a receivable from an affiliate, FFP Partners, L.P., the Company's former sole limited partner and former parent.

            During 1997 in conjunction with the restructuring of FFP Partners that resulted in the formation of FFP Marketing Company, Inc., which then became the new parent of the Company, the Company transferred $196,000 of prepaid expenses and $18,143,000 of land and buildings to FFP Partners, L.P. Also in connection with that restructuring, the Company recorded a reduction in partners' capital related to debt for which it and FFP Partners are jointly liable. On June 28, 1998, the Company restructured this debt, and the 1997 reduction of $15,938,000 to partners' capital was reversed. (Note 5)

            During 1997 and 1996, the Company acquired fixed assets of $200,000 and $598,000, respectively, in exchange for notes payable.



            See accompanying notes to financial statements.

                          FFP OPERATING PARTNERS, L.P.
                NOTES TO FINANCIAL  STATEMENTS DECEMBER 27, 1998,
                   DECEMBER 28, 1997, AND DECEMBER 29, 1996


1.  Basis of Presentation

(a) Organization of Company

            FFP Operating Partners, L.P. (the "Company") is a Texas limited partnership that is indirectly wholly-owned by FFP Marketing Company, Inc. ("FFP Marketing"). FFP Operating LLC, a wholly-owned subsidiary of FFP Marketing, owns a 1% general partner interest in the Company. FFP Marketing owns a 99% limited partner interest in the Company. FFP Marketing is a publicly traded Texas corporation whose common stock is listed on the American Stock Exchange under the "FMM" trading symbol.

            Until December 28, 1997, the Company was a 99%-owned subsidiary of FFP Partners, L.P. ("FFP Partners"), a Delaware limited partnership. On that date, FFP Partners completed a restructuring in which the real estate formerly owned by the Company (and which was used in the Company's former retail operations) was transferred to FFP Partners, and all former subsidiaries of FFP Partners, including the Company, became subsidiaries of FFP Marketing. Also on that date, FFP Operating LLC became the sole general partner of the Company.

            The net book value of the assets and liabilities transferred to FFP Partners in the December 1997 restructuring of FFP Partners has been reflected as a distribution in the accompanying statements of partners' capital. Accordingly, no gain or loss was recognized by the Company as a result of the restructuring.

            The Company operates convenience stores, truck stops, and motor fuel concessions at independently-operated convenience stores over an 11 state area. It also sells money orders, through its own outlets as well as through agents, and sells motor fuel on a wholesale basis, primarily in Texas.

(b)  Reclassifications

            Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.

2.  Significant Accounting Policies

(a) Fiscal Years

            The Company prepares its financial statements and reports its results of operations on the basis of a fiscal year which ends on the last Sunday of December. Accordingly, the fiscal years ended December 27, 1998, December 28, 1997, and December 29, 1996, consisted of 52 weeks. Year end data in these notes is as of the respective dates above.

(b) Cash Equivalents

            The Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents.

(c)  Notes Receivable

            The Company evaluates the collectibility of notes receivable in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of Loans," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." At year end 1998 and 1997, no notes receivable were determined to be impaired.

(d) Inventories

            Inventories consist of retail convenience store merchandise and motor fuel products. Merchandise inventories are stated at the lower of cost or market as determined by the retail method. Motor fuel inventories are stated at the lower of cost or market using the first-in, first-out ("FIFO") inventory method.

            The Company has selected a single company as the primary grocery and merchandise supplier to its convenience stores and truck stops although certain items, such as bakery goods, dairy products, soft drinks, beer, and other perishable products, are generally purchased from local vendors and/or wholesale route salespeople. The Company believes it could replace any of its merchandise suppliers, including its primary grocery and merchandise supplier, with no significant adverse effect on its operations.

            The Company does not have long-term  contracts with any suppliers of petroleum products covering more than 10% of its motor fuel supply. Unanticipated national or international events could result in a curtailment of motor fuel supplies to the Company, thereby adversely affecting motor fuel sales. In addition, management believes a significant portion of its merchandise sales are to customers who also purchase motor fuel. Accordingly, reduced availability of motor fuel could negatively impact other facets of the Company's operations.

(e) Property and Equipment

            Property and equipment are stated at cost. Equipment acquired under capital leases is stated at the present value of the initial minimum lease payments, which is not in excess of the fair value of the equipment. Depreciation and amortization of property and equipment are provided on the straight-line method over the estimated useful lives of the respective assets, which range from three to 20 years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term, including options, or the estimated useful lives of the respective assets.

(f)  Investments

            Investments in joint ventures and other entities that are 50% or less owned are accounted for by the equity method and are included in other assets, on a net basis, in the accompanying balance sheets.

(g) Intangible Assets

            In connection with the allocation of the purchase price of the assets acquired in 1987 upon the commencement of the Company's operations, $1,093,000 was allocated as the future benefit of real estate leased from affiliates of its former general partner. The future benefit of these leases is being amortized using the straight-line method over 20 years, the term including option periods of such leases.

            At year end 1998 and 1997, goodwill of $1,524,000 is being amortized using the straight-line method over 20 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the balance over the remaining amortization period can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill would be impacted if anticipated future operating cash flows are not achieved.

(h) Sales of Convenience Store Operations

            The Company sold the merchandise operations and related inventories of certain convenience store locations to various third parties in exchange for cash and notes receivable. The notes receivable generally are for terms of five years, require monthly payments of principal and interest, and bear interest at rates ranging from 8% to 11%. Summary information about these sales follows:

                                                               Gains
                                                      -------------------------
               Number              Notes      Total                  Deferred
                Sold    Cash    Receivable  Proceeds  Recognized  (at year-end)
                         (In thousands, except number sold)

     1998        9      $312       $683        $995        $445         $265
     1997        2        66        201         267          30           50
     1996       18       816      1,561       2,377       1,778          250

            Gains on sales which meet specified criteria, including receipt of a significant cash down payment and projected cash flow from store operations sufficient to adequately service the debt, are recognized upon closing of the sale. Gains on sales which do not meet the specified criteria are recognized under the installment method as cash payments are received. Gains being recognized under the installment method are evaluated periodically to determine if full recognition of the gain is appropriate.

            Under these sales, the Company generally retains the real estate or leasehold interests, and leases or subleases the store facilities (including the store equipment) to the purchaser under five-year renewable operating lease agreements. The Company usually retains ownership of the motor fuel operations and pays the purchaser of the store commissions based on motor fuel sales. In addition, the new store operators may purchase merchandise under the Company's established buying arrangements.

(i) Environmental Costs

            Environmental remediation costs are expensed. Related environmental expenditures that extend the life, increase the capacity, or improve the safety or efficiency of existing assets are capitalized. Liabilities for environmental remediation costs are recorded when environmental assessment and/or remediation is probable and the amounts can be reasonably estimated. Environmental liabilities are evaluated independently from potential claims for recovery. Accordingly, the gross estimated liabilities and estimated claims for reimbursement have been presented separately in the accompanying balance sheets (see Note 12b).

            In October 1996, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, Environmental Remediation Liabilities. SOP 96-1, was adopted by the Company on December 29, 1997, and requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, "Accounting for Contingencies," have been met. The SOP also provides guidance with respect to the measurement of remediation liabilities. Such accounting was consistent with the Company's prior method of accounting for environmental remediation costs, and therefore, adoption of SOP 96-1 in 1997 did not have a material impact on the Company's financial position, results of operations, or liquidity.

(j) Motor Fuel Taxes

            Motor fuel revenues and related cost of motor fuel include federal and state excise taxes of $111,939,000, $94,241,000, and $100,771,000, for 1998,
1997, and 1996, respectively.

(k) Exchanges

            The exchange method of accounting is utilized for motor fuel exchange transactions. Under this method, such transactions are considered as exchanges of assets with deliveries being offset against receipts, or vice versa. Exchange balances due from others are valued at current replacement costs. Exchange balances due to others are valued at the cost of forward contracts (Note 10) to the extent they have been entered into, with any remaining balance valued at current replacement cost. Exchange balances due to others at year end 1998 and 1997 were $375,000 and $994,000, respectively.

(l) Income Taxes

            Taxable income or loss of the Company is includable in the income tax returns of its partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

            The Company's parent is a corporation and accounts for income taxes under the asset and liability method. The parent recognizes deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, as recorded on the books and records of its subsidiaries, that are expected to reverse in future years.

(m)  Fair Value of Financial Instruments

            The carrying amounts of cash, receivables, amounts due under revolving credit line, and money orders payable approximate fair value because of the short maturity of those instruments. The carrying amount of notes receivable and notes receivable from affiliates approximates fair value, which is determined by discounting expected future cash flows at current rates.

            The carrying amount of long-term debt approximates fair value because the interest rate on $9,169,000 of such obligations varies with the prime rate and the fixed rate on the remainder of the long-term obligations, all of which were incurred in 1998, is not materially different from the current rates available to the Company.

(n)  Allocation of Net Income or Loss and Cash Distributions

            The Partnership Agreement of the Company provides that net income or loss and cash distributions are to be allocated 99% to its limited partner and 1% to its general partner.

            The treasury units of the Company's former parent (64,778 units, at cost) which were being held by the Company were retired in conjunction with the December 1997 restructuring.

(o) Employee Benefit Plan

            The Company has a 401(k) profit sharing plan covering all employees who meet age and tenure requirements. Participants may contribute to the plan a portion, within specified limits, of their compensation under a salary reduction arrangement. The Company may make discretionary matching or additional contributions to the plan. The Company did not make any contributions to the plan in 1998, 1997 or 1996.

(p)  Use of Estimates

            The Company is required to use estimates in preparing its financial statements in conformity with generally accepted accounting principles. Although management believes that such estimates are reasonable, actual results could differ from the estimates.

(q)  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

            SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(r)  Revenue Recognition

            The Company recognizes revenue related to motor fuel and merchandise sales at the time of the sale.


(s)  Reporting of Comprehensive Income

            As  of  December  29,  1997,  the  Company  adopted  SFAS  No.  130,
"Reporting   Comprehensive   Income,"   which  requires  the   presentation   of
"comprehensive income" in financial statements. Comprehensive income includes net income and all revenues, expenses, gains, and losses that are recorded directly to partners' capital. Because the Company does not have any such items that are recorded directly to partners' capital, comprehensive income and net income are identical. Accordingly, the adoption of SFAS No. 130 has no effect on the Company's financial statements.


3.  Property and Equipment

            Property and equipment consists of the following:

                                           1998       1997
                                           (In thousands)

Land                                        $20          $0
Buildings and leasehold improvements      9,382       7,923
Fixtures and equipment                   50,151      46,137
Construction in progress                    114         121
                                         59,667      54,181
Accumulated depreciation and
  amortization                          (32,603)    (28,276)
                                        $27,064     $25,905


4.  Other Assets

            Other assets consist of the following:

                                               1998       1997
                                              (In thousands)
    Intangible Assets (Note 2g)
       Ground leases                         $1,093      $1,093
       Goodwill                               1,524       1,524
       Other                                  2,447       1,528
                                              5,064       4,145
        Accumulated amortization             (2,609)     (2,274)
                                              2,455       1,871
    Notes receivable                          1,386       1,294
    Environmental remediation
        reimbursement claims                  1,297       1,052
    Investments in joint ventures and
        other entities                          210           0
    Other                                     1,047         377
                                             $6,395      $4,594

5.  Notes Payable and Long-Term Debt

            Effective June 1998, the Company, FFP Marketing, the Company's primary bank lender and FFP Partners reached an agreement to restructure the revolving credit facility and term loan due to the lender. In connection with the restructuring of FFP Partners in December 1997, both the Company and FFP Partners retained the liability for this debt as both entities were primary obligors on the loans. In accordance with the June 1998 agreement, the lender made a loan to the Company, the Company made a loan to FFP Partners, and FFP Partners repaid the balance of its debt to the lender, all of which was done effective on June 28, 1998. This transaction included the execution of a promissory note by FFP Partners payable to the Company in the amount of $14,773,000 (the then current balance on the debt due to the lender), which was recorded by the Company as a note receivable from affiliate, and FFP Partners was released by the lender from all obligations under the Loan and Security Agreement. As a result of the June 1998 transaction, joint liability no longer exists on the debt obligations to the lender, and the 1997 reduction of $15,938,000 to the Company's partners' for such liability was removed. At December 27, 1998, the Company was indebted to the lender in the amount of $9,169,000, and owned a promissory note from FFP Partners with an unpaid principal balance of $14,201,000.

            The interest rate and repayment terms of the Company's loan to FFP Partners mirror such terms of the Company's debt to the lender, including a maturity date of November 2000. The revised agreement with the lender also required that the loan be secured by real estate owned by FFP Partners, which was pledged to the Company and then also pledged by the Company to the lender as additional collateral on the Company's debt to the lender. FFP Partners make monthly principal payments to the Company of $95,000 plus accrued interest on the unpaid balance at a rate equal to the bank's prime rate. All proceeds received by the Company from its loan to FFP Partners are required to be applied to the balance of the Company's debt to the lender.

            The Company's bank revolving credit line provides for borrowings up to $15,000,000, with the amount available at any time limited to a borrowing base equal to 85% of the Company's trade receivables plus 50% of the Company's inventories. On December 27, 1998, the Company's borrowing base was $12,383,000. The revolving credit facility and a term loan in the original principal amount of $8,000,000 executed in October 1997 both bear interest at the lender's prime rate (7.75% at the end of 1998), payable monthly. The term loan requires monthly principal payments of $95,000; and both loans mature in November 2000. At December 27, 1998, the total amount outstanding under the revolving line was $2,407,000, and the term loan had an outstanding balance of $6,762,000. The loans are subject to a Loan and Security Agreement dated in October 1997, and amended as of June 1998, between the lender, the Company FFP Marketing, and another subsidiary of FFP Marketing. The agreement contains numerous restrictive covenants including, but not limited to, financial covenants relating to the maintenance of a specified minimum tangible net worth, a maximum debt to tangible net worth ratio, and a minimum cash flow coverage ratio, all as defined in the agreement. As of year end 1998, FFP Marketing, and therefore the Company as well, were not in compliance with certain requirements under the loan agreement for the principal reason that the assets and operations of FFP Partners are no longer included in the financial covenant calculations. The lender has waived declaring a default due to such noncompliance and amended the applicable restrictive covenants to place FFP Marketing and the Company in compliance subsequent to December 27, 1998. The loans under the agreement are secured by the Company's trade accounts receivable, its inventories and equipment not otherwise encumbered, a negative pledge of its other assets, and a collateral assignment of the Company's note receivable and deed of trust lien against the real properties of FFP Partners.

            In April 1998 the Company executed a note in the original principal amount of $2,076,000 to refinance a prior capital lease obligation. The note bears interest at 8.93% per annum and has a maturity date in April 2003. The debt requires monthly principal and interest payments of $43,000 and is secured by various equipment acquired through the original capital lease obligation. At December 27, 1998, $1,850,000 remained outstanding on the loan.

            In June 1998 the Company refinanced a loan with an original principal amount of $6,735,000 incurred in connection with its December 1997 acquisition of 94 convenience stores. The refinancing is comprised of 44 loans in the original principal amount of $9,420,000 and bears interest at 8.66% per annum. The loans will be fully amortized at various maturity dates ranging from October 2007 to July 2013 by making principal and interest payments in equal monthly installments over their respective terms. The loans are secured by the Company's assets at 44 of the 94 convenience stores acquired in 1997. At December 27, 1998, $9,253,000 remained outstanding on these loans.

            The aggregate fixed maturities of long-term debt for each of the five years subsequent to 1998 are as follows:

                                           (In thousands)

                   1999                        $1,959
                   2000                         8,916
                   2001                           971
                   2002                         1,061
                   2003                           777
                   Thereafter                   6,696
                                              $20,380


6.  Capital Leases

            The Company is obligated under noncancelable capital leases beginning to expire in 1999. The gross amount of the assets covered by these capital leases that are included in property and equipment in the accompanying balance sheets is as follows:

                                           1998    1997
                                          (In thousands)

Fixtures and equipment                    $2,001  $6,565
Accumulated amortization                    (363) (1,641)
                                          $1,638  $4,924

            In 1998 the Company replaced a prior capital lease obligation with financing from a lending institution in the original principal amount of $2,076,000. The assets related to those capital leases had a net book value of $1,509,000 at the time of the refinancing (see Note 5).


            The amortization of assets held under capital leases is included in depreciation and amortization expense in the accompanying statements of operations. Future minimum lease payments under the noncancelable capital leases for years subsequent to 1998 are:

                                                            (In thousands)

            1999                                                  $501
            2000                                                   426
            2001                                                   376
            2002                                                   237
            2003                                                    32
            Thereafter                                               0
            Total minimum lease payments                         1,572
                 Amount representing interest                     (216)
            Present value of future minimum lease payments       1,356
                 Current installments                             (401)
            Obligations under capital leases, excluding
                 current installments                             $955

7.  Operating Leases


            The Company conducts its operations pursuant to noncancelable, long-term operating leases on its locations, a significant portion of which are with related parties. Certain of the leases have contingent rentals based on sales levels of the locations and/or have escalation clauses tied to the consumer price index. Minimum future rental payments (including bargain renewal periods) and sublease receipts for years after 1998 are as follows:


                            Future Rental Payments          Future
                          ----------------------------      Sublease
                          Related                           Receipts
                          Parties    Others      Total
                                   (In thousands)

        1999              $3,490     $3,074     $6,564      $1,193
        2000               3,406      2,996      6,402         862
        2001               3,323      2,862      6,185         517
        2002               2,455      2,750      5,205         279
        2003                 395      2,552      2,947         105
        Thereafter         1,334     25,708     27,042          17
                         $14,403    $39,942    $54,345      $2,973

            Total rental expense and sublease income were as follows:

                                 Rent Expense
                         -----------------------------
                         Related                           Sublease
                         Parties     Others      Total      Income
                                   (In thousands)

        1998              $3,566     $3,231     $6,797     $1,521
        1997                 915        922      1,837      1,370
        1996                 727        742      1,469      1,154

8.  Accrued Expenses

            Accrued expenses consist of the following:

                                                    1998    1997
                                                   (In thousands)

    Motor fuel taxes payable                       $9,358  $5,655
    Accrued payroll and related expenses            1,032     927
    Other                                           3,017   2,401
                                                  $13,407  $8,983


9.   Stock Option Plan and Nonqualified Unit Option Plan


   FFP Marketing's Board of Directors adopted a Stock Option Plan in 1998 to provide an incentive for its employees to remain in the service of FFP Marketing and to encourage them to apply their best efforts for the benefit of FFP Marketing. The plan will become null and void if it is not approved by a majority of FFP Marketing's shareholders at a meeting held on or before July 16, 1999. The plan provides for the granting of stock options to employees for the purchase of shares of FFP Marketing's common stock, but subject to a maximum of 1,000,000 shares under the plan for all employees. The exercise price of options is determined by the Board of Directors but may not be less than the fair market value of the shares, defined as 100% of the last reported sales price of FFP Marketing's common stock on the last business day prior to the date of the grant, except for employees owning more than 10% of the common stock, for whom the exercise price may not be less than 110% of the fair market value. The plan provides that a stock option agreement shall be entered into between FFP Marketing and any employee granted options, which shall set forth a vesting schedule, time period for exercising options, and other provisions regarding the grant of options under the plan.

   Prior to 1998, FFP Partners maintained a Nonqualified Unit Option Plan and a Nonqualified Unit Option Plan for Nonexecutive Employees that authorized the grant of options to purchase up to 450,000 and 100,000 Class A Units of FFP Partners, respectively.

   The employees of the Company are eligible to participate in these option plans. The per share weighted-average fair value of options granted in 1998, 1997, and 1996, estimated using the Black Scholes option-pricing model, and the underlying assumptions used are:

                                           Underlying Assumptions
                   ----------------------------------------------------------

                    Estimated            Risk-Free              Expected
 Year                 Fair     Dividend  Interest    Expected    Option
Granted              Value      Yield      Rate      Volatility    Life

1998                 $3.82      0.0%       6.00%        68%      7 years
1997                  2.81      0.0%       6.40%        58%      7 years
1996                  0.00      0.0%       0.00%         0%        0

   FFP Marketing and the Company apply APB Opinion No. 25 in accounting for such option plans. Accordingly, no compensation cost related to the plans has been recognized in the financial statements. Had the Company determined compensation under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:


                                       1998       1997       1996
                                             (In thousands)
Net income
   As reported                       $2,033       $621      $2,987
   Pro forma                          1,986        558       2,943

   Pro forma net income reflects only options granted subsequent to 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost for options granted prior to 1995 is not considered.

10.  Futures and Forward Contracts

            The Company is party to commodity futures contracts with off-balance sheet risk. Changes in the market value of open futures contracts are recognized as gains or losses in the period of change. These investments involve the risk of dealing with others and their ability to meet the terms of the contracts and the risk associated with unmatched positions and market fluctuations. Contract amounts are often used to express the volume of these transactions, but the amounts potentially subject to risk are much smaller.

            From time-to-time the Company enters into forward contracts to buy and sell fuel, principally to satisfy balances owed on exchange agreements (Note
2k). These transactions, which together with futures contracts are classified as operating activities for purposes of the statements of cash flows, are included in motor fuel sales and related cost of sales and resulted in net gains as follows:
                                     (In thousands)

                      1998                 $169
                      1997                  430
                      1996                  363

            Open  positions  under  futures  and  forward   contracts  were  not
significant at year end 1998 and 1997.


11.  Related Party Transactions

            Prior to completion of the December 1997 restructuring of FFP Partners, the Company reimbursed its general partner (and its affiliates) for salaries and related costs of executive officers and others and for expenses incurred by them in connection with the management of the Company. These expenses were $763,000 and $745,000 for 1997 and 1996, respectively.

            The Company and FFP Partners are parties to a reimbursement agreement pursuant to which FFP Partners reimburses the Company for all direct costs of FFP Partners (such as costs to prepare FFP Partners' annual partnership tax returns, annual audit fees, etc.) and an agreed upon lump sum amount for indirect overhead costs allocable to FFP Partners. The reimbursement for officers' compensation costs incurred by the Company in connection with FFP Partners' activities is determined by the amount of time management and other personnel spend on activities of FFP Partners compared to the amount of time they spend on activities of the Company. The indirect cost allocation paid by FFP Partners to the Company for 1998 was $200,000.

            From time to time, the Company makes advances to and receives advances from FFP Marketing and its other subsidiaries. Such advances are reflected in receivables from or payables to affiliated companies in the accompanying balance sheets. Prior to 1996, the Company did not charge or pay interest on these advances. Beginning in 1996, interest has been charged or paid on such balances at a rate equal to the interest rate on the Company's bank debt. Interest income in 1998, 1997 and 1996 includes interest income on advances to affiliates of $970,000, $706,000 and $655,000, respectively. The remainder of interest income in 1998 was earned on the Company's note receivable from FFP Partners.

            The Company is not licensed to sell alcoholic beverages in Texas. In July 1991, the Company entered into an agreement with an affiliated company whereby the affiliated company sells alcoholic beverages at the Company's stores in Texas. The agreement provides that the Company will receive rent and a management fee based on the gross receipts from sales of alcoholic beverages at its stores. In July 1992, the agreement was amended to extend the term for five years commencing on the date of amendment. In 1998, 1997 and 1996, the sales recorded by the affiliated company under this agreement were $12,143,000, $8,330,000, and $8,240,000, respectively. The Company received  $2,117,000,  $1,355,000,  and  $1,265,000  in  1998,  1997,  and 1996,
respectively, in rent, management fees, and interest, and such amounts are included in miscellaneous revenues in the statements of operations. After deducting cost of sales and other expenses related to these sales, including the amounts paid to the Company, the affiliated company had earnings of $121,000, $83,000, and $82,000 in 1998, 1997, and 1996, respectively, as a result of these alcoholic beverage sales. Under a revolving note executed in connection with this agreement, the Company advances funds to the affiliated company to pay for the purchases of alcoholic beverages. Receipts from the sales of such beverages are credited against the note balance. The revolving note provides for interest at 0.5% above the prime rate charged by a major financial institution and had a balance of $780,000 and $426,000 at year end 1998 and 1997, respectively.

             The Company purchases certain goods and services (including automobiles,office supplies, computer software and consulting services, and fuel supply consulting and procurement services) from related entities. Purchases of these products and services from other subsidiaries of FFP Marketing were $226,000, $434,000, and $614,000 and from other related entities were $272,000, $206,000, and $113,000 in 1998, 1997, and 1996, respectively.
The Company purchased $3,602,000, $2,224,000 and $-0- of motor fuel from another subsidiary of FFP Marketing and sold $1,427,000, $498,000, and $1,822,000 of motor fuel to this same subsidiary in 1998, 1997 and 1996, respectively. The Company believes all such purchases and sales were made on terms and at prices at least as favorable as could have been obtained from unrelated third parties.

            The Company leases real property for some of its retail outlets from FFP Partners. The Company's management believes that the lease rates are comparable to leases that could be entered into with unrelated third parties. Since these leases became effective concurrently with the close of 1997, no lease payments were made by the Company during its 1997 year. The Company paid $2,628,000 in lease payments to FFP Partners for these properties during 1998.

            The Company also leases real property for some of its retail outlets and some administrative and executive office facilities from various other entities affiliated with the senior management of FFP Marketing. During 1998, 1997, and 1996, the Company paid $959,000, $915,000, and $727,000, respectively, to such entities with respect to these leases. The Company's management believes the leases with these affiliates are on terms that are more favorable to the Company than terms that could have been obtained from unaffiliated third parties for similar properties.

            As a part of its merchandise sales activities, the Company supplies its private label cigarettes on a wholesale basis to other retailers who do not operate outlets in its trade areas and pays them rebates based on the volume of cigarettes purchased. In 1996 the Company paid $14,000 of such rebates to a company on whose Board one of the Company's executive officers serves. The amount of rebates paid to this company was calculated in the same manner as the rebates paid to non-related companies.

            In 1980 and 1982, certain companies from which the Company acquired its initial base of retail outlets granted to a third party the right to sell motor fuel at retail for a period of 10 years at self-serve gasoline stations owned or leased by the affiliated companies or their affiliates. All rights to commissions under these agreements and the right to sell motor fuel at wholesale to the third party at such locations were assigned to the Company in May 1987 in connection with the acquisition of its initial base of retail operations. In December 1990, in connection with the expiration or termination of the agreements with the third party, the Company entered into agreements with a company owned and controlled by an affiliated party and members of his immediate family, which grant to the Company the exclusive right to sell motor fuel at retail at these locations. The terms of these agreements are comparable to agreements that the Company has made with other unrelated parties. The Company paid commissions related to the sale of motor fuel at these locations of $318,000, $323,000, and $277,000, to this affiliated company in 1998, 1997, and 1996, respectively.

            During 1996, the Company charged to expense $611,000 to reimburse various related companies for legal fees that benefited the Company. The Company paid $225,000 of this amount in 1996 and the remaining $386,000 in 1997.


12.  Commitments and Contingencies

(a) Uninsured Liabilities

            The Company maintains general liability insurance with limits and deductibles management believes prudent in light of the exposure of the Company to loss and the cost of the insurance.

            The Company self-insures claims up to $45,000 per year for each individual covered by its employee medical benefit plan for supervisory and administrative employees; claims above $45,000 are covered by a stop-loss insurance policy. The Company also self-insures medical claims for its eligible store employees. However, claims under the plan for store employees are subject to a $1,000,000 lifetime limit per employee, and the Company does not maintain stop-loss coverage for these claims. The Company and its covered employees contribute to pay the self-insured claims and stop-loss insurance premiums. Accrued liabilities include amounts management believes adequate to cover the estimated claims arising prior to a year-end, including claims incurred but not yet reported. The Company recorded expense related to these plans of $284,000, $295,000, and $271,000, in 1998, 1997, and 1996, respectively.

            The Company is covered for worker's compensation in all states through incurred loss retrospective policies. Accruals for estimated claims (including claims incurred but not reported) have been recorded at year end 1998 and 1997, including the effects of any retroactive premium adjustments.

(b) Environmental Matters

            The  operations  of the  Company are subject to a number of federal, state, and local environmental laws and regulations, which govern the storage and sale of motor fuels, including those regulating underground storage tanks. In September 1988, the Environmental Protection Agency ("EPA") issued regulations that require all newly installed underground storage tanks be protected from corrosion, be equipped with devices to prevent spills and overfills, and have a leak detection method that meets certain minimum requirements. The effective commencement date for newly installed tanks was
December 22, 1988. Underground storage tanks in place prior to December 22, 1988, must have conformed to the new standards by December 1998. The Company brought all of its existing underground storage tanks and related equipment into compliance with these laws and regulations. At year end 1998 and 1997, the Company recorded liabilities for future estimated environmental remediation costs related to known leaking underground storage tanks of $918,000 and $644,000, respectively, in other liabilities. Corresponding claims for reimbursement of environmental remediation costs of $918,000 and $644,000 were were recorded in 1998 and 1997, respectively, as the Company expects that such costs will be reimbursed by various environmental agencies. In 1995, the Company contracted with a third party to perform site assessments and remediation activities on 35 sites located in Texas that are known or thought to have leaking underground storage tanks. Under the contract, the third party will coordinate with the state regulatory authority the work to be performed and bill the state directly for such work. The Company is liable for the $10,000 per occurrence deductible and for any costs in excess of the $1,000,000 limit provided for by the state environmental trust fund. The Company does not expect that the costs of remediation of any of these 35 sites will exceed the $1,000,000 limit. The assumptions on which the foregoing estimates are based may change and unanticipated events and circumstances may occur which may cause the actual cost of complying with the above requirements to vary significantly from these estimates.

            During 1998, 1997, and 1996, environmental expenditures were $2,849,000, $1,665,000, and $2,019,000, respectively (including capital expenditures  of  $2,418,000,  $1,267,000,  and  $1,456,000),  in complying with environmental laws and regulations.

            The Company does not maintain insurance covering losses associated with environmental contamination. However, all the states in which the Company owns or operates underground storage tanks have state operated funds which reimburse the Company for certain cleanup costs and liabilities incurred as a result of leaks in underground storage tanks. These funds, which essentially provide insurance coverage for certain environmental liabilities, are funded by taxes on underground storage tanks or on motor fuels purchased within each respective state. The coverages afforded by each state vary but generally provide up to $1,000,000 for the cleanup of environmental contamination and most provide coverage for third-party liability as well. The funds require the Company to pay deductibles ranging from $5,000 to $25,000 per occurrence. The majority of the Company's environmental contamination cleanup activities relate to underground storage tanks located in Texas. Due to an increase in claims throughout the state, the Texas state environmental trust fund has significantly delayed reimbursement payments for certain cleanup costs after September 30, 1992. In 1993, the Texas state fund issued guidelines that, among other things, prioritize the timing of future reimbursements based upon the total number of tanks operated by and the financial net worth of each applicant. The Company has been classified in the category with the lowest priority. Because the state and federal governments have the right, by law, to levy additional fees on fuel purchases, the Company believes these clean up costs will ultimately be reimbursed. However, due to the uncertainty of the timing of the receipt of the reimbursements, the claims for reimbursement of environmental remediation costs, totaling $1,297,000 and $1,052,000 at year end 1998 and 1997, respectively, have been classified as long-term receivables and are included in other assets in the accompanying balance sheets. Effective December 22, 1998, this trust arrangement was terminated with respect to future, but not past, environmental costs. Therefore, the Company's environmental costs in the future could increase.

(c) Other

            The Company is subject to various claims and litigation arising in the ordinary course of business, particularly personal injury and employment related claims. In the opinion of management, the outcome of such matters will not have a material effect on the financial position or results of operations of the Company.

13.    Subsequent Event

            In February 1999, the Company acquired the operations of 23 additional convenience stores and two additional truck stops. Eleven of these stores are located in San Antonio, Texas, and the remainder are located in smaller towns throughout the State of Texas. Eleven of the 25 stores are third party leasehold locations where the Company purchased the existing leasehold interest. The Company's purchase of those leasehold interests was financed with a third party lender consisting of four fully amortizing mortgage loans in the aggregate original principal amount of $1,012,000, maturity dates ranging from 86 to 180 months, interest accruing at 9.275% per annum, and aggregate payments of principal and interest of $13,000 per month. The real estate at 14 of the stores was purchased by FFP Partners and immediately leased to the Company under 20-year leases. The Company's rental payments under those leases equal $99,000 per month. The Company guaranteed the acquisition indebtedness of FFP Partners of $9,550,000, which amount is no greater than the Company's aggregate rental payments to FFP Partners over the initial 15-year period of the leases.